July 13, 2006
VIA EDGAR
Mr. George F. Ohsiek, Jr.
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., MS 3561
Washington, D.C. 20002

Re:	Commerce Energy Group, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2005
     filed on October 31, 2005; and
Form 10-Q for the Fiscal Quarter Ended April 30, 2006
     filed on June 14, 2006;
File No. 1-6049
Dear Mr. Ohsiek:
On behalf of Commerce Energy Group, Inc. (the “Company”), I am submitting the response of the Company to the comments of the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 20, 2006. We appreciate the additional time to respond to your letter. The following responses to your requests correspond to the numbers on your request. For ease of reference, each response is preceded by a reproduction of the corresponding request.
Form 10-K for the Fiscal Year Ended July 31, 2005
Consolidated Statements of Cash Flows, page F-5
1.	Please tell us your basis in GAAP for classifying changes in restricted cash and cash equivalents as cash flows from financing activities. We would expect these amounts to be classified as operating cash flows since it appears these amounts relate to the purchase of inventory. Refer to paragraphs 22 and 23 of SFAS 95.
Response:
The amount of cash and cash equivalents classified as restricted in the Company’s financial statements relates primarily to cash and cash equivalents separately designated as security for standby letters of credit issued by the Company to utilities, independent system operators (ISOs), governmental entities and suppliers to meet their credit requirements. A number of factors enter into the amount of collateral or credit required by these entities or counterparties, including the level of our retail operations in
600 Anton Boulevard • Suite 2000 • Costa Mesa, CA 92626 • Phone: (714) 259-2500 • Fax: (714) 259-2501
www.commerceenergy.com

Mr. George F. Oshiek, Jr.
July 13, 2006

our various utility, ISO and governmental jurisdictions, the amount of unsecured credit extended to the Company based on our counterparties evaluation of our creditworthiness, and, historically, to a much lesser extent, the amount of our monthly energy purchases and mark-to-market value of our forward energy purchases with individual suppliers.
Accordingly, as credit enhancements, none of the amounts classified as restricted cash and cash equivalents in the consolidated financial statements related directly to the purchase of inventory. As of July 31, 2005, $7.3 million, or 89%, ( $3.2 million, or 82% as of July 31, 2004) of the Company’s restricted cash and cash equivalents related to letters of credit issued to utilities, governmental jurisdictions and ISOs as long term credit enhancements in support of their particular regulatory credit requirements.
Although impacted by certain operating and regulatory factors, we feel that changes in our restricted cash and cash equivalents are largely impacted by our financial condition and the changing credit requirements of our counterparties. Accordingly, we believed that classification of cash flows resulting from changes in these restricted cash amounts was best classified as a financing activity.
Note 2. Summary of Significant Accounting Policies, page F-6
Cash and Cash Equivalents, page F-10
2.	Please tell us your basis in GAAP for classifying investments with interest reset dates of three months or less as cash and cash equivalents. Tell us the nature and the amount of investments included in cash and cash equivalents with this interest reset feature. Refer to Section II.F.3. of the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated March 4, 2005 available on our website at www.sec.gov/divisions/corpfin/acctdis030405.htm.
Response:
As of July 31, 2005, the Company had no investments with interest reset dates.
As of July 31, 2004, the Company had $43.3 million of investments in municipal auction rate securities with interest reset dates of three months which were classified as cash and cash equivalents (current assets). For purposes of comparability, given the Company had no such comparable investments at July 31, 2005, and the referenced guidance did not specifically require retroactive restatement, we did not reclassify these investments at July 31, 2004 to long-term.

Mr. George F. Oshiek, Jr.
July 13, 2006

Note 3. Acquisition, page F-l4
3.	Please tell us your basis in GAAP for including the shares of common stock issued and held in escrow in the cost of ACN Utility Services, Inc. It appears that the common stock issued and held in escrow pending outcome of the contingency should not be shown as outstanding. Refer to paragraphs 25-26 of SFAS 141.
Response:
Upon reconsideration of the issue and review of paragraphs 25-26 of SFAS 141, we concur that the 930,233 shares of our common stock, valued at $2.0 million, issued and held in escrow in connection with the acquisition of certain assets of ACN Utility Services, Inc. should not have been reflected as outstanding given the contingency, despite the fact that the shares were considered issued and outstanding for state law purposes and by our transfer agent.
The impact was an overstatement of Stockholders’ Equity and Total Assets by 2.7% and 1.8%, respectively. In light of the fact the we (a) clearly disclosed the contingent nature of the common stock payment in our filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (b) believe the overstatement to Stockholders’ Equity and Total Assets to be immaterial to our financial position, we believe that no correction of this overstatement is required in our past or future financial statements.
When the 930,233 shares were release to us from the escrow account and returned to the status of authorized but unissued shares, Goodwill and Stockholders’ Equity were both reduced by $2.0 million. We disclosed these facts in our Quarterly Report on Form 10-Q for the Quarterly Period Ended April 30, 2006.
Note 3. Acquisition, page F-14
4.	Please tell us if you recorded intangible assets or liabilities related to favorable or unfavorable terms of scheduling and capacity contracts acquired from ACN Utility Services, Inc. If not, please tell us in detail why not. Refer to paragraphs 39 and A10 of SFAS 141. In addition, please tell us the effect on gross profit as a result of the step-up in basis of natural gas inventory to selling prices less the sum of costs of disposal and a reasonable profit on your selling effort.
Response:
There were no intangible assets or liabilities recorded related to favorable or unfavorable terms of scheduling and capacity contracts acquired from ACN Utility Services, Inc.
As part of our valuation, we identified 53 ancillary agreements directly related to 11 licenses across seven states which allowed our principal operating subsidiary, Commerce

Mr. George F. Oshiek, Jr.
July 13, 2006

Energy, Inc. (“Commerce”), to operate as a Utility Distribution Company selling electricity and natural gas in these utility markets. The 53 ancillary agreements included electronic delivery mechanism/data transfer agreements, gas transportation/transmission agreements, meter data management agreements, netting agreements and billing agent and/or processing agreements, collectively described as “scheduling and capacity contracts.”
Some of the scheduling and capacity contracts contained options to renew. All renewals of such agreements were executed at market conditions at the time of their respective renewal. The 53 ancillary agreements did not contain any favorable terms and conditions. The operating performance of the owner of the licenses which is directly related to the ancillary agreements is regularly reviewed by, and must comply with, the requirements of each state’s respective Public Utility Commission.
Natural gas is a commodity for which fair market value is readily determined. The cost of the inventory approximated the fair market value of the inventory on the date of acquisition and, therefore, there was no step-up in basis of the natural gas inventory.
Note 8. Accounts Receivable, Net, page F-21
5.	It appears you recorded revenue related to the collection of accounts receivable previously written-off. Please tell us your basis for doing so.
Response:
Yes, a portion of the $2.2 million disclosed in Note 8 relates to accounts receivable amounts previously written-off.
This recovery in fiscal 2004 resulted from the bankruptcy of Pacific Gas & Electric (“PG&E”) in 2001. PG&E, (the utility), acting on our behalf in a fiduciary capacity, provided both billing and collection services to our customers in the PG&E service territory. Our 2001 bankruptcy claim for $1.1 million for unremitted amounts (Accounts Receivables) billed by PG&E to our customers was written-off. In addition, during the bankruptcy proceeding, it was determined that an additional $1.1 million was erroneously under-billed by PG&E to our customers.
As stated in Note 8, the aggregate amount of $2.2 million was recovered from PG&E in fiscal 2004 and was recorded in net revenue as received. Upon reconsideration, we concur that the $1.1 million of previously written-off accounts receivable was more appropriately reflected as a recovery rather than as net revenue.
The impact was an overstatement of consolidated Net revenue by .5% with no impact on Income (loss) from operations. In light of our disclosure and the immaterial impact on our consolidated statement of operations, we believe that no correction is required in our past or future financial statements.

Mr. George F. Oshiek, Jr.
July 13, 2006

Note 10. Investments, page F-21
6.	Please provide us with a reconciliation of the amounts set forth in the investment activity roll-forward table on page F-22 to the related line items in your statements of operations and cash flows. In doing so, please identify the items that account for the difference between impairment charges separately reported in the statements of operations and cash flows. In addition, please tell us why the non-cash loss on termination of Summit disclosed under Non-cash items on page F-7 differs from the loss amount disclosed in the statements of operations and cash flows.
Response:
The following table details various components that reconcile the differences in our reporting of the Summit Energy investment impairment provision which also included the deconsolidation of PEC due to the reduction in ownership below 50% as part of the settlement agreement in fiscal 2004 and the subsequent Summit termination charge in fiscal 2004:

Page F-5	Provision for Impairment (as reported–Statement of Operations)	$7,135
	Write-off of Note from PEC for cash advanced	300
	Goodwill write-off on PEC's financial statements	641
	Loss on deconsolidation of Summit	1,536
	Other	(43)

	Impairment (as reported–Cash Flow Statement)	$9,569

Page F-7	Non Cash
	Provision for Impairment (as reported–Statement of Operations and Cash Flow)	$7,135
	Termination of Summit (as reported–page F-7)	257

	Total Non Cash (as reported–page F-7)	$7,392

	Loss on Termination
	Cash loss	$1,647
	Non cash (as reported–page F-7)	257

	Termination of Summit Energy (as reported–Statement of Operations and Cash Flow)	$1,904

Page F-22	Investment Table
	Provision for Impairment	$7,494
	Write-off of Note (fully reserved when funds advanced)	(300)
	Other	(59)

	Provision for Impairment (as reported–Statement of Operations)	$7,135

Mr. George F. Oshiek, Jr.
July 13, 2006

Note 16. Related Party Transactions, page F-30
7.	Please tell us your basis for including the shares of common stock issued and held in escrow in the cost of Skipping Stone. Refer to comment 3 above. Please also tell us in detail what consideration you gave to treating the additional shares held in escrow and subject to forfeiture by Mr. Weigand as compensation for services. Refer to EITF 95-8 and paragraphs 25-26 of SFAS 141. Additionally, please tell us how you accounted for the additional shares held in escrow upon the resignation of and settlement with Mr. Weigand disclosed in Note 8 of Form 10-Q for the quarterly period ended April 30, 2006.
Response:
The purchase price of Skipping Stone totaled $3.7 million, consisting of $3.1 million of the Company’s common stock and $.6 million in debt assumed. With respect to the acquisition, two escrow accounts were established: the first, for 323,000 shares (20% of the shares issued, valued at $.6 million) related to the “true-up” of the Skipping Stone balance sheet (consisting primarily of Accounts Receivable from customers) as of the date of the acquisition, and the second, for 161,400 shares (10% of the shares issued, valued at $.3 million) was established as a disincentive should Mr. Weigand and the three other Skipping Stone principals (who, in total, owned less than one third of the 161, 400 shares) decide to leave the Company.
Similar to our response to Comment 3, upon further reflection and review of paragraphs 25-26 of SFAS 141, the 161,400 outstanding shares held in escrow and subject to forfeiture based on continued employment should not have been recorded as outstanding for financial reporting purposes until such risk of forfeiture had lapsed, despite the fact that such shares were considered issued and outstanding for state law purposes and by the Company’s transfer agent. The Company believed that the contingency for the 323,000 shares of “true-up” was remote and therefore, recording for these shares as outstanding was appropriate.
After consideration of the factors discussed in EITF 95-8, the Company believes treating the shares held by Mr. Weigand in escrow and subject to forfeiture as part of the purchase price rather than compensation for services was appropriate based primarily on: (1) the purchase price, absent the contingent shares, being at the lower end of the range of value for Skipping Stone as determined by independent experts, and (2) the fact that the Company and Mr. Weigand separately negotiated a compensation package consisting of cash and incentive stock-based awards which were considered market at the time. The negotiations related to the acquisition of Skipping Stone Inc., including the assessment of its value, were separate from the compensation package negotiations.
The impact on the Company’s consolidated balance sheet as of July 31, 2004 resulting from the improper recording of the 161,400 contingent shares was an overstatement of

Mr. George F. Oshiek, Jr.
July 13, 2006

.4% of Stockholders’ Equity and 0.3% of Total Assets, with no resulting effect on operational results for fiscal 2004 or fiscal 2005. There was no impact on the Company’s consolidated balance sheet as of July 31, 2005 since, in connection with the Settlement Agreement and General Release with Mr. Weigand on November 17, 2005; all shares held in escrow were released to Mr. Weigand. In light of our disclosure of the contingent nature of the common stock transaction in our filings under the Exchange Act and the immaterial impact on Stockholders’ Equity and Total Assets, we believe that no correction of past or future financial statements is required.
Exhibits 31.1 and 31.2
8.	Please confirm to us, if true, that your disclosure controls and procedures were established and maintained as defined in Exchange Act Rules l3a-15(e) and 15d- 15(e). Notwithstanding your response to this comment, please ensure your future filings provide the appropriate reference to the definition of disclosure controls and procedures in paragraph 4. See items 307 and 601(b)(31) of Regulation S-K. Also, paragraphs 2 and 3 of the certifications should not refer to the type of report. In future filings, please revise to replace the references to “this annual report” in paragraphs 2 and 3 with “this report.” Refer to Item 601(b)(31) of Regulation S-K.
Response:
We confirm that our disclosure controls and procedures were established and maintained as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). In future filings, we will provide the appropriate references to the definition of disclosure controls and procedures in paragraph 4 of the certifications. In addition, in our future filings, we will replace references to “this annual report” in paragraphs 2 and 3 of the certifications with “this report.”
Form 10-Q for the Fiscal Quarter Ended April 30, 2006
Condensed Consolidated Balance Sheets, page 3
9.	As you adopted SFAS 123(R) effective August 1, 2005, please revise future filings to eliminate unearned share-based compensation against common stock. Please refer to paragraph 74 of SFAS 123(R).
Response:
We have reviewed paragraph 74 of SFAS 123(R). We will revise future filings to eliminate unearned share-based compensation against common stock.

Mr. George F. Oshiek, Jr.
July 13, 2006

Note 1. Summary of Significant Accounting Policies, page 5
Stock-Based Compensation, page 6
10.	In future filings please ensure you include all the disclosures required by SFAS 123(R). In this regard, we noted you did not disclose the intrinsic value of options exercised and the total fair value of shares vested during each period presented and the aggregate intrinsic value and weighted-average remaining contractual term of options outstanding and options currently exercisable. Refer to paragraphs 64 and A240 of SFAS 123(R).
Response:
We have reviewed paragraphs 64 and A240 of SFAS 123(R), and, in future filings, will include all disclosures required by SFAS 123R.
Item 4. Controls and Procedures, page 34
11.	In future filings, please revise your disclosure regarding changes in internal control over financial reporting to identify changes during the last fiscal quarter versus changes that have occurred during the period covered by your report. See Item 308(c) of Regulation S-K.
Response:
Consistent with Item 308(c) of Regulation S-K, in future filings, we will revise our disclosure regarding changes in internal control over financial reporting to identify changes that occurred “during the last fiscal quarter (the registrant’s fourth quarter in the case of an annual report)” as opposed to referring to changes that occurred “during the period covered by the report.”
Exhibits 31.1 and 31.2
12.	In future filings please revise to replace the references to “this quarterly report” in paragraphs 2 and 3 with “this report.” Refer to comment 8 above and Item 601(b)(31) of Regulation S-K.
Response:
In future filings, we will replace references to “this annual report” in paragraphs 2 and 3 of the certifications with “this report.”

Mr. George F. Oshiek, Jr.
July 13, 2006

We acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or would like any additional information, please do not hesitate to call me at (714) 481-6601.
Sincerely,
Commerce Energy Group, Inc.

By	/S/ LAWRENCE CLAYTON, JR. Lawrence Clayton, Jr. Chief Financial Officer

cc:	Mr. Anthony Watson
Staff Accountant U.S. Securities and Exchange Commission

Mr. William Thompson U.S. Securities and Exchange Commission

Audit Committee of the Board

Mr. Michael A. Lucki Ernst & Young, LLP

Mr. Scott D. Appel Hein & Associates LLP

John F. Della Grotta, Esq. Paul, Hastings, Janofsky & Walker, LLP